Exhibit 99.1

4Front Ventures to Reopen its Mission Dispensary in Chicago; Receives Approval for Retail Expansion in Calumet City, IL

Company receives special use permit for additional Illinois retail location

Mission South Chicago will reopen with a rededication rally on Friday, July 31 at 9AM CT

PHOENIX, Ariz., July 30, 2020 – 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) (“4Front” or the “Company“) continues to focus its efforts in the Illinois market and is pleased to announce that its Mission dispensary located in Chicago’s South Chicago neighborhood will re-open to patients and customers on July 31, 2020. The store was temporarily closed on May 31st as the result of looting in the wake of the recent protests and unrest in Chicago.

Previously known as Mission South Shore, the dispensary will be renamed Mission South Chicago upon reopening as a dedication to the local community that has embraced and supported the retail location since its opening as a medical dispensary in 2017. Mission South Chicago, located at 8554 S. Commercial Ave., is the only cannabis retail store on the city’s Southeast Side.

“The reopening of Mission is not only a pivotal moment for our company but also the South Chicago community which has been incredibly generous in their support during this rebuilding process. South Chicago has long been overlooked and underserved and it was important for us to demonstrate that we are fully committed to being a contributing member of the community, and a part of the ongoing economic development in the neighborhood,” said 4Front and Mission President Kris Krane. “It is a testament to the drive and dedication of our staff that we are able to reopen our doors so quickly. We are grateful to serve this community and will not be deterred as we push forward in our mission to build a unique and inspiring place for our neighbors as the headquarters for all things cannabis.”

As part of the reopening, Mission South Chicago will be holding a rededication rally at the store beginning on Friday July 31st at 9 a.m. CT featuring community members and local officials. Speakers at the event will include:

  State Representative. Kelly Cassidy (IL-14)
  State Representative Kam Buckner (IL-26)
  State Senator Robert Peters (IL-13)
  Chicago Deputy Mayor Paul Stewart
  Gabriel Mendoza, Vice President of Operations of Mission South Chicago

Following the rally, Mission South Chicago will officially reopen its doors to patients and customers at 10 a.m. CT.

Illinois Expansion Update

In addition to this reopening, 4Front is pleased to announce that it received its special use permit on July 22nd for an additional retail location in Calumet City, Illinois. The Company has submitted building plans to local officials and expects to break ground in the coming weeks, with the goal of opening its second Illinois retail location in Q4 2020.

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About 4Front Ventures Corp.

4Front (CSE: FFNT) (OTCQX: FFNTF) is a national multi-state cannabis operator and retailer, with a market advantage in mass-produced, low-cost quality branded cannabis products. 4Front manufactures and distributes a portfolio of over 25 cannabis brands including Marmas, Crystal Clear, Funky Monkey, Pebbles, and the Pure Ratios wellness collection, distributed through retail outlets and their chain of strategically positioned Mission branded dispensaries.

Headquartered in Phoenix, Arizona, 4Front has operations in Illinois, Massachusetts, California, Michigan and Washington state. From plant genetics to the cannabis retail experience, 4Front’s team applies expertise across the entire cannabis value chain. For more information, visit 4Front’s website www.4frontventures.com.

4Front Investor Contacts
Andrew Thut, Chief Investment Officer
IR@4frontventures.com
602-633-3067

Phil Carlson / Elizabeth Barker
4FrontIR@kcsa.com

212-896-1233 / 212-896-1203

4Front Media Contacts
Anne Donohoe / Nick Opich
KCSA Strategic Communications
adonohoe@kcsa.com / nopich@kcsa.com
212-896-1265 / 212-896-1206

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures’ periodic filings with securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, developments with respect to legislative developments in the United States, expectations regarding the COVID-19 pandemic, future revenue or Adjusted EBITDA expectations, statements regarding when or if any contemplated or in-progress transactions will close or if/when required regulatory approvals are attained, and other statements regarding future developments of the business. The closing of the transactions described in this news release, including the divesture of Pennsylvania and Maryland assets and the sale of convertible debt, is subject to customary conditions and there can be no guarantee that such transactions will close.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.